UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2012
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for
November 2012 Up 13.1% Year over Year

Mexico City, December 4, 2012 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for November 2012 increased by 13.1 % when compared to November 2011.

This announcement reflects comparisons between November 1 through November 31, 2012 and 2011. Transit and general aviation passengers are excluded.

Domestic
Airport	November 2011	November 2012	% Change
Cancún	304,341	365,624	20.1
Cozumel	6,640	7,276	9.6
Huatulco	32,579	31,822	(2.3)
Mérida	102,738	98,656	(4.0)
Minatitlán	10,064	11,582	15.1
Oaxaca	32,015	37,050	15.7
Tapachula	12,349	13,175	6.7
Veracruz	62,774	68,860	9.7
Villahermosa	72,051	79,551	10.4
Total Domestic	635,551	713,596	12.3

International
Airport	November 2011	November 2012	% Change
Cancún	655,049	750,407	14.6
Cozumel	20,440	20,675	1.1
Huatulco	4,791	4,639	(3.2)
Mérida	7,878	9,342	18.6
Minatitlán	427	451	5.6
Oaxaca	4,739	4,188	(11.6)
Tapachula	544	479	(11.9)
Veracruz	7,813	7,819	0.1
Villahermosa	3,800	4,700	23.7
Total International	705,481	802,700	13.8

ASUR Page 1 of 2

Total
Airport	November 2011	November 2012	% Change
Cancún	959,390	1,116,031	16.3
Cozumel	27,080	27,951	3.2
Huatulco	37,370	36,461	(2.4)
Mérida	110,616	107,998	(2.4)
Minatitlán	10,491	12,033	14.7
Oaxaca	36,754	41,238	12.2
Tapachula	12,893	13,654	5.9
Veracruz	70,587	76,679	8.6
Villahermosa	75,851	84,251	11.1
Total ASUR	1,341,032	1,516,296	13.1

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

 - END -

ASUR Page 2 of 2

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: December 4, 2012